Filed by Broadcom Inc.
pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
under the Securities Exchange Act of 1934

Subject Company: VMware, Inc.
Commission File No.: 333-266181
Date: June 29, 2023

[The following is an employee newsletter posted on VMware's employee website on June 29, 2023]

 June 29th, 2023  Employee Newsletter  VMWARE EMPLOYEES:  May 26th marked the one-year anniversary since we announced the exciting combination of VMware with Broadcom. Since then, we have shared with you what it’s like working at Broadcom, including our values and how we support our team members and local communities.  We would like to share more on our customers – and how our culture of innovation and R&D focus enables them to change the world.  The concept of leveraging technology to meet our customers where they are – in any given moment – has long been part of Broadcom’s DNA. As we get ready to welcome VMware, our focus on innovation remains front and center. In Hock Tan’s recent post, he detailed plans to invest an incremental $2 billion a year in VMware  to further grow and scale its virtualization technology and better unlock customer value. This type of long- term investment in R&D is central to how we grow at Broadcom.  In this sixth edition of the Broadcom + VMware newsletter, we take a step back to share how our technologies and their ongoing development support our customers, which include the world’s largest businesses and governments, every day.  Sincerely,  THE BROADCOM TEAM

 Connecting Everything with Broadcom Technology  Broadcom technology powers the most complex IT environments in the world, connecting people, homes, production processes and businesses through our customers. In fact, we estimate that more than 99% of all internet traffic crosses through some type of Broadcom technology. Each of our category-leading semiconductor and infrastructure software divisions – built on more than 60 years of innovation, collaboration and engineering excellence – help our customers to touch everyday life in a variety of ways.  To learn more about the transaction, click here.  UNDERSTANDING BROADCOM’S INNOVATION PHILOSOPHY  Earlier in June, Hock and several Broadcom General Managers spoke at the Six Five Summit, an event where leading technology companies share perspectives  on strategy and innovation. Hock’s explanation of Broadcom’s sustained focus on product evolution is particularly apt for our pending transaction. Broadcom’s model of continuous innovation will fuel our additional investment in VMware and help it continue scaling for the benefit of customers, employees, and stockholders. You can watch the fireside chats from the event and read more in our new blogs here.  At Broadcom, we develop and deliver core fundamental technology to serve the ever-changing needs of our customers. Our products are constantly evolving to:  Power smartphones, broadband access, data center networking and industrial automation  Deliver ultra-fast broadband connectivity to homes and devices, and power home and office wireless networks  Enable and secure service providers, data centers and the cloud to move and store data for everyday applications such as e-mail, social media and banking  Protect people, data, devices and applications from cyber threats, wherever they are  Enable smartphone communication, internet access, internet access and GPS navigation  Enable factory automation, renewable energy and automotive electronics  Connect multiple devices across cable modems, set-top boxes, Wi-Fi routers and digital subscriber line (DSL) gateways to connect to the Internet, securely  Align teams and provides the data transparency and capabilities needed to optimize efficiency, reduce waste, and foster trust between stakeholders

 CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS  Broadcom Inc. (“Broadcom”) and VMware, Inc. (“VMware”). This communication includes forward-looking statements within the meaning of Section 21E of the U.S. Securities Exchange Act of 1934, as amended, and Section 27A of the  U.S. Securities Act of 1933, as amended. These forward-looking statements include but are not limited to statements that relate to the expected future business and financial performance, the anticipated benefits of the proposed transaction, the anticipated impact of the proposed transaction on the combined business, the expected amount and timing of the synergies from the proposed transaction, and the anticipated closing date of the proposed transaction. These forward-looking statements are identified by words such as “will,” “expect,” “believe,” “anticipate,” “estimate,” “should,” “intend,” “plan,” “potential,” “predict,” “project,” “aim,” and similar words or phrases. These forward-looking statements are based on current expectations and beliefs of Broadcom management and current market trends and conditions.  These forward-looking statements involve risks and uncertainties that are outside Broadcom’s control and may cause actual results to differ materially from those contained in forward-looking statements, including but not limited to: the effect of the proposed transaction on our ability to maintain relationships with customers, suppliers and other business partners or operating results and business; the ability to implement plans, achieve forecasts and meet other expectations with respect to the business after the completion of the proposed transaction and realize expected synergies; business disruption following the proposed transaction; difficulties in retaining and hiring key personnel and employees due to the proposed transaction and business combination; the diversion of management time on transaction-related issues; the satisfaction of the conditions precedent to completion of the proposed transaction, including the ability to secure regulatory approvals on the terms expected, at all or in a timely manner; significant in- debtedness, including indebtedness incurred in connection with the proposed transaction, and the need to generate sufficient cash flows to service and repay such debt; the disruption of current plans and operations; the outcome of le- gal proceedings related to the transaction; the ability to complete the proposed transaction on a timely basis or at all; the ability to successfully integrate VMware’s operations; cyber-attacks, information security and data privacy; global political and economic conditions, including cyclicality in the semiconductor industry and in Broadcom’s other target markets, rising interest rates, the impact of inflation and challenges in manufacturing and the global supply chain; the impact of public health crises, such as pandemics (including COVID-19) and epidemics and any related company or government policies and actions to protect the health and safety of individuals or government policies or actions to maintain the functioning of national or global economies and markets; and events and trends on a national, regional and global scale, including those of a political, economic, business, competitive and regulatory nature.  These risks, as well as other risks related to the proposed transaction, are included in the registration statement on Form S-4 and proxy statement/prospectus that has been filed with the Securities and Exchange Commission (“SEC”) in connection with the proposed transaction. While the list of factors presented here is, and the list of factors pre- sented in the registration statement on Form S-4 are, considered representative, no such list should be considered to be a complete statement of all potential risks and uncertainties. For additional information about other factors that could cause actual results to differ materially from those described in the forward-looking statements, please refer to Broadcom’s and VMware’s respective periodic reports and other filings with the SEC, including the risk factors identified in Broadcom’s and VMware’s most recent Quarterly Reports on Form 10-Q and Annual Reports on Form 10-K. The forward-looking statements included in this communication are made only as of the date hereof. Neither Broadcom nor VMware undertakes any obligation to update any forward-looking statements to reflect subsequent events or circumstances, except as required by law.  NO OFFER OR SOLICITATION  This communication is not intended to and shall not constitute an offer to buy or sell or the solicitation of an offer to buy or sell any securities, or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made, except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended.  ADDITIONAL INFORMATION ABOUT THE TRANSACTION AND WHERE TO FIND IT  In connection with the proposed transaction, Broadcom has filed with the SEC a registration statement on Form S-4 that includes a proxy statement of VMware and that also constitutes a prospectus of Broadcom. Each of Broad- com and VMware may also file other relevant documents with the SEC regarding the proposed transaction. The registration statement was declared effective by the SEC on October 3, 2022 and the definitive proxy statement/ prospectus has been mailed to VMware shareholders. This document is not a substitute for the proxy statement/ prospectus or registration statement or any other document that Broadcom or VMware may file with the SEC. IN- VESTORS AND SECURITY HOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT, PROXY STATEMENT/ PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS THAT MAY BE FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THESE DOCUMENTS, CAREFULLY AND IN THEIR ENTIRETY IF AND WHEN THEY BECOME AVAILABLE BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION ABOUT THE  PROPOSED TRANSACTION. Investors and security holders may obtain free copies of the registration statement and proxy statement/prospectus and other documents containing important information about Broadcom, VMware and the proposed transaction once such documents are filed with the SEC through the website maintained by the SEC at http://www.sec.gov. Copies of the documents filed with the SEC by Broadcom may be obtained free of charge on Broadcom’s website at https://investors.broadcom.com. Copies of the documents filed with the SEC by VMware may be obtained free of charge on VMware’s website at ir.vmware.com.